FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 1, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of March 31, 2006 and 2005

Independent Public Accountant´s Report

Macroeconomic Overview - 2006 First Quarter

International Context

The 2006 first quarter was characterized by a fast improvement in the world economy in contrast with the last months of 2005 which reflected a significant degree of deceleration in growth. The United States showed again economic expansion rates of 4.8%, with significant increases in corporate investment, private consumption and exports. Imports improved again above forecast resulting in a widened trade gap. The Federal Reserve raised again the reference interest rate twice, to 4.75%, making reference to still underlying inflationary risks. Accordingly, long-term interest rates showed a clear upward trend throughout the quarter. The dollar, in turn, fluctuated without a defined trend vis-ā-vis the main international currencies.

Japan continues with moderate growth rates, dynamized by investments and the external sector. China did not show any signs of deceleration and continues growing at about 10%, amidst renewed pressures to flexibilize the exchange policy and threats of commercial restrictions, mainly by the United States. The European economy, in turn, grew again at modest interest rates of about 2%.

Oil

Oil prices continued its upward trend during 2006 first quarter, the reference crude oil West Texas Intermediate (WTI) averaging US$63.20 per barrel. After beginning the year with more moderate prices, mainly as a consequence of milder winter temperatures in the North Hemisphere, energy commodity prices rose significantly in March as a consequence of two key events. Firstly, an aggressive and anticipated plant refurbishing process was in place in anticipation of the seasonal peak of the driving season (summer) in the United States, resulting in a strong inventory drop. Secondly, the geopolitical tensions built-up in relation to Iran’s nuclear program aroused fears of an interruption in supply by the fourth oil producer in the world.

According to preliminary figures reported by the OPEC, oil demand appears to have jumped 1.4% (or 1.17 million barrels per day) during the first quarter compared to the same period of 2005. The increase was eminently explained by purchases made by China, which resumed the upward trend, and developing countries.

Supply, in turn, appears to have increased -also according to preliminary figures- 1.3% (or 1.13 million barrels per day) compared to the same period of 2005. Such rise was again attributable to West Africa and the Republics of the Caspian Sea.

Argentina

During the beginning of 2006, Argentine economy grew at a good pace, exceeding 9% during the first bimester. Both industry and construction and consumer indicators also showed significant improvement.

Oil production continued declining at an accelerated pace (-10% during the first bimester). Conversely, gas production showed a slight shrinkage (-0.6%) in the same period, while domestic demand for gas grew 3.3% mainly fuelled by industrial clients. Domestic sales of fuels increased 6% compared to 2005, with an increase of over 40% in Premium gasoline and 10% in high-grade gasoline. Regular gasoline maintains a strong downward trend (-13%). Diesel oil sales rose 3%. In April, the Congress finally passed the biofuels bill under which a biodiesel and bioethanol 5% cut should be added in the formulation of diesel oil and gasoline, respectively, by the year 2010.

The demand for electricity increased 7.2% in the first quarter while domestic generation recorded a 7.9% rise with significant increases in hydraulic and nuclear generation.

The dollar supply continued to record a surplus based on a trade surplus that remained at 2005 levels and showed again an increase of over 20% in imports and, to a lesser extent, an about 15% rise in exports with a strong impact of increased prices and a modest performance in terms of volumes. The foreign currency surplus was purchased by the Central Bank who recovered international reserves in the amount of about US$2.5 billion. The dollar kept an upward trend, averaging 3.06 P$/USD and closing the quarter at 3.08 P$/USD. The BCRA met monetary targets absorbing pesos from the market through the cancellation of rediscounts and the placement of bills and notes. In this process, it had to convalidate increased interest rates and place a greater amount of instruments at variable rate in order to increase average terms of placements and thus decompress the busy maturity schedule.

The government specially endeavored to moderate inflation which surpassed 12% in 2005. With this target in mind, it executed several agreements with the different sectors in order to avoid price increases in certain products throughout the year. In addition, the government intended to limit wage claims so as to inhibit the feedback cycle between inflation and wage increases. The accumulated rise in retail prices during the first quarter of the year was 2.9% and wage renegotiations were confirmed in amounts slightly below 20%.

The domestic public sector continues keeping fiscal accounts in balance, with increases in tax revenues exceeding 25% yoy and a primary surplus that is slightly growing in real terms. In January, the debt with the IMF was paid in advance by using free available reserves of the Central Bank. The government offered again debt at the voluntary market and obtained a 8.3% rate, which, together with the purchase of Argentine public bonds by the government of Venezuela, helped close the quarter without any difficulties as to financing needs. The country-risk showed a clear downward trend, averaging below 400 basic points.

Venezuela

During the first quarter, the Venezuelan economy continued growing at rates substantially higher than those of the other Latin American economies, in line with high crude oil prices and the good behavior of the industrial sector.

Regarding the oil sector, the price of the Venezuelan crude basket maintained its upward trend averaging US$53.20, a 9% increase compared to the last quarter of 2005. Meanwhile, production volumes computed within the OPEC quota showed a slight 4% drop yoy in average to 2.594 Mbbl/d.

The official exchange rate remained unchanged throughout the quarter at 2,150 Bs/US$, while retail inflation measured by the Consumer’s Price Index in 12 mobile months was below 12% for the first time since January 2002.

Finally, S&P upgraded the sovereign long-term debt rating from B+ to BB- given the good general economic performance supported by solid external accounts and debt indicators.

Brazil

The Brazilian economy showed a good performance during the first quarter of 2006 triggered by the industrial sector and improved conditions within the agricultural sector.

Regarding the external sector, exports kept the upward trend started in 2003, with a 20% yoy increase until reaching a record value slightly above US$123 billion measured in 12 mobile months. Imports, also showing a growing trend, were mainly boosted by an increased domestic demand and the appreciation of the nominal exchange rate.  The balance of trade was positive at US$ 9,350 million, 13% higher compared to 2005 first quarter.

In terms of fiscal policy, the government was able to maintain the high surplus held throughout 2005, but with a slight downward trend as a consequence of the increase in public spending. Thus, the primary surplus for the quarter was 4.4% of the GDP compared to 4.8% in 2005.

In the monetary field, the Central Bank decided to keep on decreasing the Selic rate in line with the improvement in inflationary expectations.

The high international liquidity, the high balance of trade surplus and the high domestic interest rate resulted in a positive foreign exchange balance for the country, with its currency closing the quarter at R$2.17, an average appreciation of 2.7% compared to the previous quarter.

Finally, the solid position of external accounts as a consequence of the reduction of the foreign debt and the good balance of trade results derived in a strong drop in the country-risk, averaging 249 basic points throughout the quarter. Accordingly, by the end of February Standard & Poor’s upgraded the sovereign risk rating to BB with stable prospects, with the country ranking two positions down from investment grade.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Discussion and analysis of results of operations for the three-month period ended March 31, 2006 (“2006 quarter”) compared to the three-month period ended March 31, 2005 (“2005 quarter”).

In accordance with the procedure set forth in Technical Resolution No.21 of the Argentine Federation of Professional Councils in Economic Sciences, we have consolidated line by line our financial statements with the financial statements of companies over which we exercise control and joint control.

In line with our management’s vision used in the analysis of our results and financial condition, the discussion below is presented on the basis of the consolidated financial data of the Company without proportionally consolidating the companies over which we exercise joint control, and therefore, is not directly comparable to the corresponding financial data set forth in our financial statements.

ANALYSIS OF CONSOLIDATED RESULTS

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended March 31, 2006 and 2005 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of affiliates under joint control. To this effect, the Company’s equity in the earnings of companies under joint control is shown under “Equity in earnings of affiliates”.

(in millions of pesos)

Net income: Net income for the period under review increased P$216 million, or 145%, to P$365 million from P$149 million in the same period of previous year. Operations for the quarter developed within an international context favored by increased oil prices, the impact of which was significantly mitigated by crude oil export taxes and restrictions on the domestic refining market to pass through the price increase to consumer sales prices.

In 2006 quarter, financial income (expense) recorded an improvement mainly attributable to the expiration in December 2005 of derivative instruments that do not qualify for hedge accounting, which instruments accounted for a P$251 million loss in 2005 quarter. These positive effects were partially offset by the higher impact of income tax in 2006 quarter.

Net sales: Net sales for 2006 quarter increased P$410 million or 16.7% to P$2,862 million from P$2,452 million in the same period of previous year. Net sales for the period include P$162 million and P$187 million attributable to the share of the net sales (net of intercompany sales of P$8 million) of CIESA and Distrilec, respectively. Net sales for 2005 quarter reflect P$112 million and P$159 million attributable to the share of the net sales (net of intercompany sales of P$3 million) of CIESA and Distrilec, respectively.

Without proportional consolidation, net sales increased P$337 million or 15.4% to P$2,521 million from P$2,184 million in the same quarter of previous year boosted by the significant rise in the price of WTI, and gas, electricity and refined products not subject to the inflation control policy implemented by the Argentine government. Sales for the Oil and Gas Exploration and Production, Refining and Electricity business segments increased P$182 million, P$124 million and P$31 million, respectively. Intercompany sales totaled P$558 million and P$553 million in 2006 and 2005, respectively.

Gross profit: Gross profit for 2006 quarter increased P$163 million or 18.5% to P$1,042 million from P$879 million. Gross profit for the March 2006 period reflects P$90 million and P$42 million attributable to the share of the gross profit of CIESA and Distrilec, respectively. The March 2005 period gross profit reflects P$54 million and P$29 million attributable to the share of the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for the March 2006 period increased P$114 million or 14.3% to P$910 million from P$796 million. Reflecting the sales growth mainly attributable to higher prices, gross profit for the Oil and Gas Exploration and Production and Electricity business segments increased P$124 million and P$18 million, respectively. Conversely, the Refining and Distribution business segment recorded a P$41 million loss due to restrictions to pass through the significant rise in WTI to domestic sales prices.

Administrative and selling expenses: Administrative and selling expenses for the March 2006 period increased P$49 million or 24.7% to P$247 million from P$198 million. The 2006 quarter reflects P$5 million and P$19 million attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.  The 2005 quarter reflects P$3 million and P$16 million attributable to the share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$44 million or 24.6% to P$223 million from P$179 million in the same period of previous year, mainly as a consequence of wage increases in Argentina effective as from the second quarter of 2005.

Other operating income (expense), net: Other operating income (expense), net accounted for P$29 million and P$54 million losses, respectively. Other operating income (expense), net for 2006 quarter reflects a P$4 million loss attributable to the share of other operating income (expense), net of Distrilec. The 2005 period reflects a P$2 million loss and a P$2 million gain attributable to the share of other operating income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation, other operating income (expense), net accounted for P$25 million and P$54 million losses. This drop in losses in the period under review is mainly attributable to price adjustments on sales relating to the Acema and Mata area in previous years and to an increased charge for technical assistance services provided to TGS’s technical operator.

Operating income: Operating income for 2006 quarter increased P$139 million, or 22.2%, to P$766 million from P$627 million. The 2006 quarter reflects P$85 million and P$19 million gains attributable to the share of the operating income of CIESA and Distrilec, respectively. The 2005 quarter reflects P$53 million and P$11 million attributable to the share of the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income moved up P$99 million, or 17.6%, to P$662 million from P$563 million in the prior-year quarter.

Equity in Earnings of Affiliates: Equity in earnings of affiliates increased P$30 million or 125% to P$54 million from P$24 million in the prior-year quarter. Without proportional consolidation, equity in earnings of affiliates increased P$16 million, or 30.2%, to P$69 million from P$53 million in 2005 quarter. See “Analysis of Equity in Earnings of Affiliates”.

Other(expense) income), net: Other (expense) income, net recorded a P$27 million loss in 2006 quarter and a P$9 million gain in 2005 quarter. Other expense, net for 2006 quarter reflects a P$1 million loss attributable to the share of other expense, net of CIESA. In 2005 quarter, other income, net reflects a P$8 million loss attributable to the share of other income, net of Distrilec.

Without proportional consolidation, other (expense) income, net accounted for a P$26 million loss and a P$17 million gain in 2005 quarter.

Other income (expense), net for 2006 quarter reflects mainly charges relating to tax reviews of operations in Venezuela. In 2005 first quarter, reflects a P$23 million gain attributable to a price adjustment on the sale of Conuar shares and a P$9 million loss attributable to accelerated depreciation of deferred charges relating to the issue of Series K and M of corporate notes that were repaid in 2005.

Financial income (expense) and holding gain (loss): In 2006 quarter financial income (expense) and holding gain (loss) declined P$217 million or 58.8% to P$152 million from P$369 million in 2005 quarter. The 2006 quarter reflects P$51 million and P$9 million financial expenses attributable to the share of the financial expense of CIESA and Distrilec, respectively. The 2005 period reflects financial expenses in the amount of P$2 million attributable to the share of the financial expense of Distrilec while no significant results were recorded in CIESA.

Without proportional consolidation, financial income (expense) and holding gain (loss) accounted for P$92 million and P$367 million losses in both periods, respectively. This variation is attributable to the following:

-    The 2005 period reflects a P$251 million loss attributable to the valuation at market value of derivative instruments that do not qualify for hedge accounting. Such instruments expired December 2005.

-     The erratic behavior of the exchange rate (1.7% peso depreciation in 2006 and 2% appreciation in 2005 quarter) resulted in a P$10 million loss in 2006 and a P$5 million gain in 2005.

-       Interest expense was similar in both periods, P$105 million and P$104 million, respectively.

Income tax: Income tax accounted for P$132 million and P$69 million losses in 2006 and 2005 quarters, respectively. The income tax for 2006 quarter reflects a P$3 million gain and a P$6 million loss attributable to the share of the income tax of CIESA and Distrilec, respectively. The income tax for 2005 quarter reflects P$5 million and P$5 million losses attributable to the share of the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for P$129 million and P$66 million losses in 2006 and 2005 quarters, respectively. Such increase resulted from improved operating income in Argentina, Ecuador and Peru and, to a lesser extent, the rise in the income tax rate from 34% to 50% in Venezuela.

ANALYSIS OF OPERATING INCOME

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment rose P$127 million, or 25.6%, to P$624 million from P$497 million in the same quarter of previous year. This increase is mainly attributable to the 30.9% rise in average sales prices of oil equivalent primarily driven by the 27.4% increase in the price of WTI.

The table below shows the Company’s operating income for this business segment:

Net sales: Net sales for this business segment increased P$182 million, or 17.1%, to P$1,249 million in 2006 quarter from P$1,067 million in the same quarter of previous year. This increase is mainly due to the 30.9% rise in the average sales price of oil equivalent partially offset by a 9.2% drop in sales volumes of oil equivalent.

In 2006 quarter, the average sales price per barrel of oil, including the effect of export taxes, increased to P$113.0 from P$86.3 in the prior-year quarter.

In 2006 quarter, daily oil and gas sales volumes decreased to 162.3 thousand barrels of oil equivalent from 178.8 thousand barrels of oil equivalent. Oil sales volumes dropped 12.8% to 110.7 thousand barrels per day from 126.9 thousand barrels per day, while daily gas volumes slightly declined 0.5%, totaling 309.6 million cubic feet and 311.0 million cubic feet, respectively.

Argentina

Net sales in Argentina increased P$12 million, or 2.3%, to P$537 million from P$525 million in the same period of previous year, driven by the 18.8% rise in the average sales price of oil equivalent. Conversely, combined oil and gas daily sales volumes decreased 13.8% to 84.2 thousand barrels of oil equivalent in 2006 quarter from 97.7 thousand barrels of oil equivalent in the prior-year quarter.

Crude oil sales declined P$16 million, or 3.4%, to P$459 million from P$475 million in 2005 quarter. This decline is attributable to a 26.2% drop in sales volumes, partially offset by a 31% increase in average sales prices to P$119.5 per barrel from P$91.2 per barrel. In Argentina, the favorable international price scenario was severely impacted by the applicable crude export tax scheme. This scheme is a conditioning reference for the fixing of prices for domestic sales to the refining segment, in line with the Argentine government’s intention to establish a price stability framework in the domestic market.

Crude oil daily sales volumes declined to 42.7 thousand barrels from 57.9 thousand barrels in the same period of previous year, mainly due to (i) the 12% drop in daily production volumes as a result of the natural decline of oilfields which is considerable in Argentina since they are mature fields under production through secondary recovery. In such respect, investments made basically in projects to improve the oilfields’ basic production curve allowed to mitigate the production curve negative trend, and (ii) the increase in crude oil stock levels due to the postponement of crude oil shipments and to the stocking of crude oil in order to supply the San Lorenzo Refinery once all capacity expansion works have been completed.

Total gas sales rose 56% to P$78 million from P$50 million in 2005 quarter, mainly as a consequence of improved sales prices which were 49.9% higher compared to the prior-year quarter. The average sales price  for gas rose to P$3.46 per million cubic feet from P$2.31 per million cubic feet in the same quarter of previous year mainly due to higher export prices attributable to the rise in the price of methanol in line with the international references some gas contracts are subject to and the renegotiation of contracts, deregulation of the price of gas for industries and electricity generation companies. Gas daily sales volumes rose 4.1% to 249.1 million cubic feet mainly due to completion of the Project for the interconnection of Santa Cruz I area production poles. This allowed to transport gas and condensate reserves on an integrated basis from the Austral basin fields to the General San Martín gas pipeline as from 2006 first quarter.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased P$171 million, or 31.8%, to P$709 million from P$538 million in the prior-year quarter. Total daily oil and gas sales volumes dropped 3.6% to 78.1 thousand barrels of oil equivalent from 81.0 thousand barrels of oil equivalent. The average sales price per barrel of oil equivalent increased 36.9% to P$100.9 from P$73.7 in the same quarter of previous year, mainly due to the rise in the international reference price.

Venezuela

Oil and gas sales increased P$39 million, or 14.3%, to P$312 million from P$273 million in the prior-year quarter. This increase is mainly attributable to the 25.8% rise in the sales price of oil equivalent, partially offset by a 8.5% drop in sales volumes of oil equivalent.

The average price per barrel of oil grew 24.8% to P$81.0 from P$64.9 in 2005 quarter.

The average sales price for gas declined 9.0% to P$1.31 from P$1.44 per million cubic feet as a result of a drop in the reference price in Venezuela, which is regulated by the government.

Daily sales volumes of oil equivalent dropped 8.5% to 45.5 thousand barrels of oil equivalent from 49.7 thousand barrels of oil equivalent in the prior-year quarter, as a consequence of a decline in production in all areas mainly attributable to a lower number of active wells and to difficulties in the reception of crude oil production by PDVSA.

Ecuador

In Ecuador, oil sales for the period under review increased 73.6% to P$158 million from P$91 million in the same quarter of previous year, mainly boosted by a 21.6% rise in sales volumes and a 42% increase in sales prices to P$149.0 per barrel from P$104.9 per barrel basically attributable to the increase in the price of WTI .

Daily sales volumes increased to 11.8 thousand barrels from 9.7 thousand barrels in the prior-year quarter. The 2005 quarter reflects the sale of 202.7 thousand barrels attributable to December 2004 production which was postponed to January 2005 as a result of a commercial decision. Without considering this effect, daily sales volumes increased 59.5% as a consequence of the progressive development of the block in line with the investments made.

Peru

In Peru, oil and gas sales in the period under review increased P$55 million or 38.2% to P$199 million from P$144 million in the prior-year quarter.

Crude oil price rose 32.9% to P$169.0 per barrel from P$127.2 per barrel in line with the international reference (a combination of Oriente crude oil and WTI).

The price of gas increased 69.3% to P$8.06 from P$4.76 per million cubic feet as a consequence of the increase in the adjustment factor in the price formula due to the fuel oil price behavior.

Daily sales volumes of oil equivalent increased 3.5% to 14.1 thousand barrels from 13.6 thousand barrels in 2005 quarter. This improvement was driven by a higher crude oil production resulting from an increased production contribution from the 2005 drilling campaign and a higher demand for gas from Empresa Eléctrica del Piura S.A.

Bolivia

In Bolivia, oil and gas sales increased P$10 million or 33.3% to P$40 million from P$30 million in the same period of previous year. Sales price for oil equivalent rose 61.5% and combined oil and gas daily sales dropped 17.3% to 6.7 thousand barrels of oil equivalent.

Average sales price for gas increased 97.5% to P$11.2 per million cubic feet from P$5.7 per million cubic feet in the prior-year quarter, as a result of the rise in fuel oil international prices (as published in Platt´s Oilgram) used as the basis for calculation of the price for exports to Brazil.

Gross profit: Gross profit for this business segment increased P$124 million, or 20.7%, to P$723 million from P$599 million. Margin on sales rose to 57.9% from 56.1% in 2005 quarter. This improvement is mainly attributable to the 30.9% increase in average sales prices of oil equivalent. The lifting cost rose 36.3% to P$11.63  per barrel of oil equivalent from P$8.53 per barrel of oil equivalent, primarily as a consequence of the rise in oil service rates and, to a lesser extent, increases in electric power costs and incremental costs associated with the implementation of new safety and environmental standards. As regards the remaining sales costs, royalties rose particularly in Peru due to the combined effect of an increased production associated with the higher price of the oil basket used to determine the amount payable and to the rise in the variable rate.

Administrative and selling expenses: In the quarter under review administrative and selling expenses rose P$23 million, or 46.9%, to P$72 million from P$49 million in the same quarter of previous year, mainly due to the increase in labor costs.

Other operating income (expense), net: Other operating income (expense), net accounted for P$27 million and P$53 million losses, respectively. Losses for the quarter under review are mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP (P$42 million). In addition, the 2006 quarter reflects an P$8 million allowance for tax credits relating to VAT in Ecuador. Conversely, the quarter reflects P$23 million for price adjustments on sales relating to the Acema and Mata areas attributable to previous fiscal years. Operating expense for 2005 quarter is mainly attributable to costs associated with the Ship or Pay agreement in the amount of P$42 million and to losses in the amount of P$6 million for the renegotiation of service agreements in Venezuela.

Gas and Energy

Hydrocarbon Marketing and Transportation

Operating income: In 2006 and 2005 quarters, operating income for the Hydrocarbon Transportation and Marketing business segment totaled P$99 million and P$60 million, respectively. Operating income reflects P$85 million and P$53 million gains in 2006 and 2005 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding proportional consolidation, operating income for the business segment totaled P$14 million in 2006 quarter and P$7 million in 2005 quarter.

The table below shows operating income for the business segment, excluding the effects of the proportional consolidation of CIESA:

(in millions of pesos)

Net sales: Sales revenues in the period under review increased P$35 million, or 24.5%, to P$178 million from P$143 million, mainly due to the rise in prices of both gas and liquids.

Revenues from the sale of gas produced by the Company and imported gas in Argentina increased P$29 million, or 42.6%, to P$97 million from P$68 million, mainly as a result of the 45% rise in sales prices derived from the implementation of the price recovery mechanism established by the Secretary of Energy and deregulation as from September 2005. In addition, the renegotiation of certain export agreements and the rise in international references applicable to contracts with industrial clients had a positive impact. Sales volumes declined 1.7% to 268.3 million cubic feet per day in 2006 quarter from 273.0 million cubic feet per day in 2005 quarter, due to a lower volume imported from Bolivia, partially offset by an increase in the Company’s own production from the Austral basin.

Revenues from the sale of liquids increased P$7 million, or 10.4%, to P$74 million from P$67 million, due to a 26% rise in sales prices mainly derived from an increase in the price of their international references, partially offset by a 12.6% drop in sales volumes to 66.0 thousand tons in 2006 from 75.5 thousand tons in 2005, attributable to the combined effect of a change in the refinery operating methodology, the sale of stock in 2005 and a reduction in gas volumes processed.

Gas and LPG brokerage services accounted for P$7 million and P$8 million sales revenues in 2006 and 2005 first quarters, respectively.

Gross profit: Gross profit in the period under review improved to P$2 million, while no significant results were recorded in terms of gross profits in the prior-year quarter.

Other operating income (expense), net: Other operating income (expense), net accounted for P$13 million and P$9 million gains in 2006 and 2005 quarters, respectively, basically due to technical assistance services provided to TGS’s technical operator.

Electricity

Operating income:  Operating income for the Electricity business segment increased P$26 million to P$71 million in 2006 quarter from P$45 million. Operating income reflects gains of P$19 million and P$11 million in 2006 and 2005 quarters, respectively, attributable to the share of the operating income of Distrilec. Excluding proportional consolidation, operating income rose to P$52 million in 2006 quarter from P$34 million in 2005 quarter, primarily due to increased margins in the generation activity as a result of improved prices in 2006 quarter, partially offset by higher fuel gas costs in the thermal power plant.

The table below shows operating income for the Electricity business segment, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Electricity Generation

Net sales: Net sales of electricity generation increased P$31 million, or 38.3%, to P$112 million in 2006 quarter from P$81 million in 2005 quarter, due to the combined effect of a 34.3% improvement in generation prices and a 2.9% rise in energy sales volumes, as a result of the 5.2% increase in the demand for energy in Argentina.

The increase in energy sales prices is primarily attributable to a higher demand for electric power within a context of reduced gas supply availability that derives in increased costs which are partially passed through to sales prices as a result of the gradual application of the path of prices implemented as from 2004 fourth quarter. The Company’s condition as an integrated energy company and the complementation of thermal and hydroelectric generation allowed to take advantage of higher margin opportunities in the market.

Net sales attributable to the Genelba Power Plant increased 32.9% to P$93 million in 2006 quarter from P$70 million, primarily due to improved average sales prices that rose 35.7% to P$66.1 per MWh in 2006 quarter from P$48.7 per MWh in the prior-year quarter. Energy sales were at similar levels in both periods, 1,416 GWh and 1,440 GWh in 2006 and 2005, respectively. It should be pointed out that both the plant factor and the availability factor of the Power Plant were close to 100% in both periods.

Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased 72.7% to P$19 million in 2006 quarter from P$11 million, due to the combined effect of an increase in sales volumes and an improvement in sales prices. During the 2006 quarter, energy delivered increased 36% to 272 GWh from 200 GWh, due to a higher water supply at the Comahue basin. Average sales prices increased 27.3% to P$68 per MWh from P$53.4 per MWh in the same period of previous year.

Gross profit: Gross profit for the generation business grew P$18 million to P$53 million in 2006 quarter from P$35 million in 2005 quarter, mainly driven by improved prices in the wholesale electricity market in 2006 quarter, partially offset by higher generation costs derived from the increase in fuel gas in the thermal power plant.

Administrative and selling expenses: Administrative and selling expenses for the generation activity increased P$3 million in both periods.

Refining and Distribution

The table below shows the Company’s operating income for this business segment:

(in millions of pesos)

Operating income: Operating income for the Refining and Distribution business segment reflected a loss of  P$99 million in 2006 quarter compared to a P$23 million gain in the prior-year quarter, primarily attributable to the deterioration of business profit margins as a result of the impossibility of passing through to the Argentine domestic market the 30.1% increase in crude oil costs.

Gross profit: Gross profit for 2006 quarter was negative P$41 million, compared to a P$85 million gain in the prior-year quarter, with gross margins of 3.9% in the quarter under review and 9.1% in the same quarter of previous year.

Net sales: Net sales for refined products increased P$124 million, or 13.3%, in 2006 quarter to P$1,056 million from P$932 million in 2005 quarter, boosted by higher sales prices of products not subject to the inflation control policy implemented by the Argentine government. Total sales volumes dropped 12%, with a 15% decline in domestic sales and a 7% drop in exports.

In line with the significant rise in the price of WTI, average sales prices of aromatics, asphalts, heavy distillates, paraffins, VGO, reformer plant by-products, medium distillates and gasoline, increased 62%,50%, 47%, 33%, 28%, 18%, 17% and 12%, respectively, while diesel oil dropped 2%. In spite of the rise in crude oil prices, retail sales prices in the domestic market remained at previous levels.

Crude oil volumes processed during 2006 first quarter were at levels similar to those recorded in the prior-year quarter, totaling 64,602 barrels per day.

Total diesel oil sales volumes moved down 2.5% to 416.4 thousand cubic meters, mainly due to the 1.3% decline in wholesale domestic sales. The 3.4% growth in the diesel oil market derived in a decline in the market share to 13.7% from 14.4%.

Total gasoline sales volumes increased 1.8% to 184.9 thousand cubic meters. Sales to the domestic market, including wholesalers, grew about 10%, and this derived in a lower availability of export surpluses and a 22.5% reduction in exports. The Company’s market share grew to 14.6% from 14.4%. In the premium gasoline market, the Company’s share grew from 9.6% to 10% due to an increased penetration of Podium gasoline.

Asphalts sales volumes grew 12.0% mainly due to the 37% increase in the domestic market, driven by infrastructure works boosted by the government, mainly in the south of the country. Within this context, both sales to the domestic market and exports increased 12%.

As regards heavy distillates, sales volumes rose 12.2% as a result of increased fuel oil exports, offset by lower sales volumes of VGO and IFO Bunker.

Administrative and selling expenses: Administrative and selling expenses increased to P$65 million from P$59 million in the same quarter of previous year, primarily due to increased staff costs attributable to higher compensations.

Other operating income (expense), net: Other operating income (expense), net accounted for a P$7 million gain in the period under review and a P$3 million loss in 2005 quarter.

Petrochemicals

The table below shows the Company’s operating income for this business segment:

(in millions of pesos)

Operating income: Operating income for the Petrochemicals business segment dropped P$7 million or 11.3% in 2006 quarter to P$55 million from P$62 million in the same quarter of previous year.

Net sales: In 2006 quarter, net sales dropped P$27 million, or 5.3%, to P$481 million from P$508 million in the prior-year quarter (net of eliminations of P$56 million and P$42 million), due to lower sales volumes attributable to Innova and Fertilizers.

*   Styrenics - Argentina:

In Argentina, styrenics sales increased 1.8% to P$231 million from P$227 million in 2005 quarter, basically due to a 2% rise in average sales prices as a result of fluctuations in international reference prices, with increases of 6% and 8% in styrene and rubber and drops of 9% and 8% in PS and BOPS, respectively.

Styrene sales volumes remained at levels similar to those recorded in 2005 quarter, totaling 59 thousand tons.

*    Styrenics - Brazil - Innova:

Innova sales dropped 4.3% to P$269 million in 2006 quarter from P$281 million in the prior-year quarter, mainly due to lower sales volumes, particularly styrene that declined 6% as a consequence of the postponement of exports for logistic reasons.

*    Fertilizers:

Fertilizers sales volumes declined 11.9% to P$37 million in 2006 quarter from P$42 million, as a result of a 22% drop in sales volumes, partially offset by a 12% rise in average sales prices. The decline in fertilizers sales volumes in 2006 first quarter is due to operations made in advance in 2005 fourth quarter and delayed purchases by producers as a result of the increase in sales prices attributable to the rise in urea international prices.

Gross profit: Gross profit increased P$7 million, or 8%, to P$94 million from P$87 million in 2005 quarter and gross margin rose to 19.5% from 17.1%, primarily as a result of improved margins attributable to Innova.

*    Styrenics - Argentina:

Gross profit declined 5.9% to P$48 million from P$51 million in the period under review and gross margin on sales slightly dropped to 20.8% from 22.5%, basically as a result of increased fixed production costs derived from higher compensations and the increase in raw material costs which was higher than the slight improvement in sales prices.

*    Styrenics - Brazil - Innova:

Gross profit rose 57.7% to P$41 million from P$26 million in 2005 quarter and gross margin on sales grew 15.2% from 9.3%, primarily as a result of reduced raw material costs attributable to a decline in the international price for benzene, partially offset by an increase in the price for ethylene.

*    Fertilizers:

Gross profit dropped 60% to P$4 million from P$10 million in 2005 quarter, and gross margin on sales declined to 10.8% from 23.8%, due to the combined effect of lower sales volumes and increased production costs, mainly gas rates, and the increase in urea and ammonium nitrate costs which was higher than the 12% rise in sales prices.

Administrative and selling expenses: Administrative and selling expenses totaled P$40 million and P$35 million in 2006 and 2005 quarters, respectively. The rise is mainly attributable to increased fixed staff costs derived from higher compensations.

Other operating income (expense), net: Other operating income (expense), net accounted for P$1 million and P$10 million gains in 2006 and 2005 quarters, respectively.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

Equity in earnings of affiliates: Equity in earnings of affiliates increased P$30 million to P$54 million from P$24 million in the prior-year quarter. Without proportional consolidation, equity in earnings of affiliates rose P$16 million to P$69 million from P$53 million in 2005 quarter.

This increase was primarily due to the rise in equity in earnings of Petrobras Bolivia Refinación, Distrilec and Petrolera Entre Lomas, partially offset by a decline in equity in earnings of CIESA and Citelec, which, by virtue of the divestment plan, was valued at its recoverable value determined on the basis of the probable net realizable value.

The table below presents the Company’s results of equity in earning of affiliates and companies under joint control for 2006 and 2005 quarters. In addition, the table presents the equity in earnings of affiliates excluding the effects of proportional consolidation.

Compañía de Inversiones de Energía S.A (CIESA): In 2006 quarter, our equity in the earnings of CIESA declined P$25 million or 65.8% to P$13 million from P$38 million in the prior-year quarter, primarily due to the negative variation resulting from financial income (expense), partially offset by an increased operating income derived from an improved performance of the unregulated segment.

Financial expense, net of CIESA totaled P$121 million in the period under review compared to a financial income of P$8 million in 2005 quarter, mainly attributable to the impact of the exchange rate evolution on the net borrowing position, which showed a 1.7% depreciation in the period under review compared to a 2% appreciation in the prior-year quarter, resulting in a P$53 million loss in 2006 quarter and a P$71 million gain in 2005 quarter.

Total sales revenues grew 46.6% or P$108 million to P$340 million from P$232 million in 2005 quarter.

Sales revenues from the gas transportation segment increased P$12 million, or 10.9%, to P$122 million, due to the execution of new firm transportation agreements in connection with the expansion of the San Martín pipeline completed in August 2005, which allowed to increase the transportation capacity by 2.9 MMm³/d.

Revenues from the NGL production and marketing segment increased 85.2% or P$92 million to P$200 million, mainly as a result of the combined effect of a rise in the average sales price of NGL derived from higher international prices and a 36% increase in sales volumes.

In 2006, operating income of CIESA rose P$68 million, or 68%, to P$168 million, mainly as a result of the abovementioned improved performance of the unregulated segment.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec accounted for a P$2 million gain in 2006 quarter compared to a P$1 million loss in 2005 quarter.

Income from services increased 17.3% to P$386 million in 2006 quarter from P$329 million in the prior-year quarter, due to the combined effect of a 13.3% rise in sales prices and a 3.3% growth in the demand for energy.

Operating income rose P$38 million from P$9 million in 2005 quarter, driven by a growth in demand, an increase in sales prices higher than the rise in costs for the purchase of energy and lower provision for fines imposed by the regulatory entity, partially offset by an increase in administrative and selling expenses derived from higher expenses for services under contract and compensations.

This improvement in operating income for the period under review was significantly absorbed by P$11 million and P$ 10 million increases in income tax charge and financial income (expense), respectively. The higher financial expense mainly derives from the erratic behavior of the exchange rate.

Petrobras Bolivia Refinación (PBR): Our equity in the earnings of PBR accounted for a P$25 million gain in 2006 quarter compared to a P$11 million loss in 2005 quarter, mainly because its operations were favorably impacted by an international context with high reference prices. In this respect, the 2006 quarter reflects improved contribution margins as a result of an 11% rise in average sales prices. In addition, the 2005 quarter was negatively impacted by the adverse effects resulting from regulatory changes and the recognition of allowances for bad debts, particularly receivables from the Bolivian Government, and tax claims.

Petrolera Entre Lomas S.A (PELSA): Equity in earnings of PELSA increased P$3 million to P$8 million from P$5 million, mainly due to improved sales margins as a result of higher prices in the quarter under review and, to a lesser extent, increased sales volumes of both oil and natural gas.

Petroquímica Cuyo S.A. (Cuyo): Equity in earnings of Cuyo accounted for P$3 million gains in both quarters.

Cuyo’s sales increased 49.3% to P$112 million from P$75 million, mainly due to a 48.4% rise in sales volumes, totaling 28.7 thousand tons in the quarter under review. This positive effect was offset by a 12% increase in the cost of propylene, main input used by Cuyo.

Refinor: our equity in the earnings of Refinor increased to P$11 million in both periods.

Refinor’s net sales increased 44.1% to P$405 million from P$281 million in the prior-year quarter, mainly as a result of the combined effect of a 25% improvement in the average sales price of fuels and LPG, and a 16% rise in fuel sales volumes, especially to the foreign market, to 200 thousand m3. This positive effect was offset by a 57% increase in raw material costs and higher transportation expenses and increased compensations.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the three-month periods ended March 31, 2005, 2004, 2003 and 2002 does not have retroactive effect under the new professional accounting standards. The information below for the three-month periods ended March 31, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

- # -

Listed Price of the Company’s Share

Statistical Data

The information below for the three-month periods ended March 31, 2004, 2003 and 2002 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A.

For the three-month period ended March 31,				
	2006	2005	2004	2003	2002
Crude oil sales (thousands of barrels)					
Argentina	3,845	5,207	4,536	4,652	5,191
Venezuela	3,823	4,128	4,264	2,732	4,568
Peru	1,140	1,109	1,035	1,040	1,002
Bolivia	92	112	128	120	127
Ecuador	1,058	869	517	236	2
Total	9,958	11,425	10,480	8,780	10,890
Natural gas sales (thousands of cubic feets)					
Argentina	22,417	21,538	18,435	18,816	22,913
Venezuela	1,642	2,080	2,384	1,527	1,910
Peru	756	683	737	740	766
Bolivia	3,041	3,691	3,425	3,528	3,451
Total	27,855	27,993	24,980	24,611	29,041
Petrochemical sales (tons)					
Fertilizer	42,339	54,517	72,058	66,251	31,691
SBR	12,286	12,678	14,595	14,197	10,101
Styrene	42,307	46,806	33,227	35,874	26,853
Propylene	5,613	6,682	5,709	6,302	4,170
Polystyrene	44,901	42,662	36,456	37,769	34,451
Refining products sales					
Aromatics (tons)	7,248	21,164	16,101	13,353	12,808
Bencen (tons)	16,804	15,792	12,754	12,203	6,180
Gasoline (m3)	184,918	181,590	53,451	27,518	30,066
Gas Oil (m3)	416,447	427,235	214,247	184,457	140,412
Other middle distillates (m3)	1,272	1,601	1,422	787	1,563
Asfalts (tons)	54,106	48,313	28,845	14,966	10,514
Paraffins (tn)	38,366	49,580	27,193	22,841	34,819
Reformer plant products (Tn)	29,195	35,243	19,362	18,029	13,876
Other heavy products (tons)	170,120	124,718	109,603	121,505	91,664
Electricity generation (gwh)					
Energy produced	1,575	1,483	1,408	1,174	1,359
Contracted sales	503	484	326	389	328
Spot sales	1,185	1,156	1,182	943	1,143
Total sales	1,688	1,640	1,508	1,332	1,471

DECIO FABRICIO ODDONE DA COSTA

PRESIDENTE

INDEPENDENT ACCOUNTANT´S REVIEW REPORT

To the Board of Directors of

Petrobras Energía Participaciones S.A.:

1.

We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of March 31, 2006, and the related consolidated statements of income, changes in shareholders´ equity and cash flows for the three-month period then ended. These financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Science applicable to the limited review of interim-period financial statements. Under such standards, a limited review mainly consists in applying analytical procedures to accounting information and in making inquiries of the persons responsible for accounting and financial matters. The scope of a limited review is substantially less than that of a financial statements audit, the purpose of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion. We believe that our review and the reports of other auditors mentioned in paragraph 5, provide us with a reasonable basis for our negative assurance in paragraph 7 below.

3.

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations.

4.

As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

5.

The financial statements of some related companies, incorporated by the proportional consolidation method as of March 31, 2006, were reviewed by other auditors, whose reports have been furnished to us. Our negative assurance set forth in paragraph 7, insofar as it relates to the amounts included for such companies, before considering the adjustments mentioned in note 9 to the consolidated financial statements, is based on the reports of the other auditors.  These companies are:

Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A.: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 8% and 7% in the case of Distrilec Inversora S.A., and 14% and 6% in the case of Compañía de Inversiones de Energía S.A., of the respective consolidated totals as of March 31, 2006 and for the three-month period then ended.

6.   The report of the other auditors mentioned in paragraph 5 related to the financial statements of Compañía de Inversiones de Energía S.A. as of March 31, 2006 include, among others, qualifications for unresolved uncertainties as to such company’ s ability to continue as going concern and the recoverable value of its non-current assets in case that the assumptions used by management to make its projections would not materialize in the future. As described in note 9 to the consolidated financial statements, such related company and its subsidiary Transportadora de Gas del Sur S.A. have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of the License (still in progress) and the devaluation of the Argentine peso. In addition, Compañía de Inversiones de Energía S.A. has suspended the payment of its financial debt, although on September 2005 it celebrated a debt restructuring agreement, which, is pending of regulatory approval as of the date of this report. The companies managements’ plans in regard of these matters are also described in note 9 to the consolidated financial statements. The report of the other auditors mentioned in paragraph 5 related to the financial statements of Distrilec Inversora S.A. includes, among others, qualifications for: i) having recognized the effects of the Memorandum of Understanding that its subsidiary signed with the UNIREN (public service agreement renegotiation and analysis unit) within the process of renegotiating its concession contract, while ratification of such Memorandum by the Federal Executive remains pending, and (ii) unresolved uncertainty with respect to the recoverable value of its subsidiary’s property, plant and equipment given that the materialization of certain estimations used to determine the recoverable value of such assets is contingent on future events and actions not entirely under the power of the subsidiary's board of directors and because the final outcome cannot be reasonably predicted as of the date of issuance of their report. The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The assets and net sales of Compañía de Inversiones de Energía S.A., incorporated by the proportional consolidation method, represent about 14% of the assets, and 6% of the net sales, of the respective consolidated totals as of March 31, 2006 and for the three-month period then ended.

7.   Based on our review and on the other auditors´ reports mentioned in paragraph 5, we are not aware of any material modification that should be made to the financial statements mentioned in paragraph 1 for them to be in conformity with the Argentine Business Association Law, the pertinent regulations of the CNV applicable to consolidated financial statements and with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina. This statement must be read considering the uncertainties described in paragraph 6, the outcome of which cannot be determined as of the date of this report.

8. Regarding the consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2005 and the consolidated statements of income, changes in shareholders´ equity and cash flows for the three-month period ended March 31, 2005, presented for comparative purposes, we further report that:

a)     On February 15, 2006, we issued an audit report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2005, based on our audit and on the other auditors’ report for the related companies Compañía de Invesiones de Energía S.A. and Compañía Inversora en Transmisión Eléctrica Citelec S.A.. Such report included qualifications for unresolved uncertainties mentioned by the other auditors referred to the ability to continue as going concern of the related company Compañía de Inversiones de Energía S.A. and the recoverable value of its non-current assets. Our report also contained a qualification for not having discounted the nominal values of deferred tax assets and liabilities as required by generally accepted accounting principles in Buenos Aires City, Argentina, for the fiscal year ended on such date. The consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2005 includes the effects of the accounting changes mentioned in note 2 to the consolidated financial statements. We have not audited any financial statement as of any date or for any period subsequent to December 31, 2005.

b)     On May 6, 2005, we issued a limited review report on the financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries for the three-month period ended March 31, 2005, based on our review and the other auditors’ report for the related companies mentioned in paragraph 5 and the related companies Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec S.A.”) and Transportadora de Gas del Sur S.A. (“TGS S.A.”). Such report included qualifications for unresolved uncertainties mentioned by the other auditors, with respect to: a) the ability to continue as going concern of the related companies Citelec S.A. and Compañía de Inversiones de Energía S.A. and; b) the recoverable value of non-current assets corresponding to the regulated business of TGS S.A.. The current report of the other auditors on the financial statements of Citelec S.A. for the three-month period ended March 31, 2005, presented for comparative purpose with March 31, 2006, differs from the one previously presented, and it is unqualified. In addition, our report contained qualifications for: a) the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 as required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV and; b) for not having discounted the nominal value of its deferred tax assets and liabilities as required by generally accepted accounting principles in Buenos Aires City, Argentina, for interim-periods financial statements as of such date.     The accompanying consolidated statements of income, changes in shareholders´ equity and cash flows for the three-month period ended March 31, 2005 include the effects of the accounting changes mentioned in note 2 to the consolidated financial statements.

Buenos Aires, Argentina,

     May 5, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
ENRIQUE C. GROTZ Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

 (Stated in millions of Argentine pesos - See Note 2.c)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005 (a)

 (Stated in millions of Argentine pesos - See Note 2.c)

2006	2005
Cash provided by (used in) operations:		
Net income	365	149
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest in subsidiaries	144	73
Equity in earnings of affiliates (Note 9.b)	(54)	(24)
Financial expense, net	43	(46)
Dividends collected (Note 9.c)	6	7
Depreciation of property, plant and equipment	312	304
Seniat claim - Venezuela	29	-
Income tax provision	132	69
Income tax paid	(4)	(4)
Accrued interest	143	144
Interest paid	(161)	(159)
Other	(21)	26
Changes in assets and liabilities:		
Trade receivables	(55)	(244)
Other receivables	(123)	39
Inventories	(152)	(4)
Other assets	3	-
Accounts payable	(64)	(45)
Payroll and social security taxes	5	17
Taxes payable	79	9
Other liabilities	(74)	(38)
Net cash provided by operations	553	273
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment and interest in companies and oil and gas areas	(392)	(315)
Net (decrease) increase in investments other than cash and cash equivalents	3	(195)
Reimbursement of contributions	(3)	-
Net cash used in investing activities	(392)	(510)
Cash provided by (used in) financing activities:		
Net increase in short term debt	(58)	570
Receipts of long-term debt	138	7
Receipts of long-term debt from related companies	-	704
Payments of long-term debt	(142)	(1,102)
Net cash (used in) provided by financing activities	(62)	179
Effect of exchange rate change on cash	4	(10)
(Decrease) increase in cash	103	(68)
Cash and cash equivalents at the beginning	790	1,067
Cash and cash equivalents at the end (See Note 17.e)	893	999

(a) Cash and cash equivalents include highly liquid, temporary cash investments with original maturities of three months or less when purchased.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.  Business operations

Petrobras Energía Participaciones S.A. (“Petrobras Participaciones” or “the Company”) holds 75.8% of Petrobras Energía S.A. (“Petrobras Energía”), an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has business in Argentina, Bolivia, Brazil, Ecuador, Peru, Venezuela, México and Colombia. Petrobras Energía has a significant share of the regional energy market. The Company fiscal year ends on December 31 of each year.

2.   Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the CNV and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generrally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones  has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

The companies under joint control are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Citelec S.A. The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía agreed to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petrobras (see Note 9.II).

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures. This method is applied on a prospective basis starting January 1, 2003 in accordance with the transition standards.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)    transactions with the Company are not a high proportion of the entity’s activities abroad;

b)  foreign business activities are partially financed with funds from their own transactions and with local loans;

       c)   sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)   the Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the foreign business activities.

Upon applying the translation method, the foreign transaction are first remeasured into US dollars (functional currency for such transactions), as follows:

*   Assets and liabilities stated at current value are converted at the closing exchange rates.

*  Assets and liabilities measured at historical values and the income (loss) are converted at historical exchange rates.

Remeasurement results are recognized in the results for the fiscal year.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

*   Assets and liabilities are translated by using the closing exchange rate.

*   Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the Shareholder s equity as “Deferred results”.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after December 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement according to the constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the city of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company's financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of March 31, 2006 and 2005 and as of December 31, 2005 or the best available accounting information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the company, after considering the adjustments to correspond to the Company's valuation methods.

f) Changes in professional accounting standards

On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which are effective for fiscal years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 and 2004 are described below:

(i)   In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)  The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which – as provided by CNV General Resolution No. 487 – can either be booked or disclosed in notes to financial statements. The Company Management opted to book this effect in accordance with international financial reporting standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as item between liabilities and shareholders' equity ("mezzanine account") and, instead, are disclosed in shareholders' equity.

3.   Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP and the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) the treatment that professional accounting standards regard alternative in respect of the capitalization of financial costs related to certain assets is considered mandatory.

4.   Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each period, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

-

Held to maturity: at original value increased based on its internal rate of return at acquisition, net of payments collected. Interest gain is credited to income on an accrual basis. As of March 31, 2006, the Company maintained investments with a market value of 6 and a book value of 6.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d) Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of payments collected. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period.

The total amount of receivables is net of an allowance for doubtful account, which is bared on estimates of collections carried out by the subsidiary.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments collected.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are at nominal value.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant & equipment related to foreign operations were converted into the functional currency (US dollars), at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

In accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines, the Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.  Before such interpretation, SFAS 19 provided: (I) if the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) if the reserves are not classified as proved for any other reason, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling. If after one year no reserves are classified as proved, exploratory well costs should be charged to expense.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the discounted amount payable.

The Company estimates its reserves at least once a year. The Company's reserve estimates as of December 31, 2005, 2004 and 2003, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 95%, 95% and 92% of the Company’s estimated reserves for the years 2005, 2004 and 2003.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The actual costs of major maintenance and repairs are charged to expense when incurred.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during the process.

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined based on the price paid for the acquisition of 70% of Transportadora de Gas del Sur S.A. ´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c.

Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of inventories, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the undiscounted value in use.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered. In the determination of the discounted value in use, discount rates used by market participants to evaluate the time value of money and the specific risk of the asset, are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

The value of property, plant & equipment, measured for each identifiable business unit or line of business, producing an independent stream of revenues for the Company, do not exceed its recoverable value. Edesur Management estimated the recoverable value of its Property, Plant & Equipment using its best estimations of the discounted cash flows expected to result from the use and eventual disposition of those assets. In those estimations, the Memorandum of Understanding signed with the UNIREN (Note 9.III) has been considered as effective.

The Management of Edesur has determined the recoverable value of its property & equipment on basis of its best estimate of the discounted future cash flow. In the estimations and assumptions used for such valuation, Edesur considered as effective the Memorandum of Understanding signed with the UNIREN (Note 9.III).

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on an individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of the asset is probable.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 50%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in the event of income in excess of taxable income.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement since 2002, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG and 20% for natural gas. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45. The effect of such withholdings is deducted from the respective selling prices.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the years in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Unfavorable contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings per share:

Earnings per share for the three-month periods ended March 31, 2006 and 2005, were calculated on the basis of the number of outstanding shares in each year, net of treasury stock. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant currency, according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost. The Deferred Results account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

The movements of the deferred results are the following:

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical and refined products and other products derived from electricity generation. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

 Revenues from the production of oil and natural gas properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized when services are rendered.

Sales between group companies are based on prices generally equivalent to commercially available prices.

o) Statement of income accounts:

Restated into constant currency , according to Note 2.c), considering the following:

- The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities, net of the effects of capitalized financial expenses.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of that date directly related to the acquisition, construction, or production of property, plant and equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that which is granted by the supplier of the goods, that which is billed in foreign currency, or that which is obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from that date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As described above, as of  March 31, 2006 and December 31, 2005, the Company has capitalized exchange differences, through the investment in Ciesa, amounting to a residual value of 25 and 25.

5.   Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in Shareholders equity.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized as income under “Financial income (expense) and holding gains (losses)”.

Without considering the following operations, as of March 31, 2006, the Company did not have positions in derivatives instruments. The Company makes forward sales of US dollars in exchange for Argentine pesos. As of March 31, 2006, the nominal value of effective contracts amounts to US$ 42 million at the average exchange rate of 3.06 Argentine pesos per US dollar. During the current period, the Company recognized a 3 profit.

6.    Oil and gas areas and participation in joint ventures

As of March 31, 2006, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 22.g). As of that date, the aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 22.h).

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability.

In conformity with Law No. 17,319, royalties are paid in Argentina for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. The Government of Neuquén Province through Provincial Decrees Nos. 225/06 and 226/06, issued in February 2006, and effective March 1, 2006, provided that oil royalties are to be calculated and paid considering as reference the international price of crude oil (WTI), while gas royalties are to be calculated and paid on the basis of the average price at the border of natural gas imported into Argentina. In April 2006, the Company requested declarative judgment and precautionary measures from Federal Court No. 1 in the Province of Neuquén, specifically requesting that the court declares that the royalties for oil and gas concessions awarded by the Federal Government should be calculated and paid as provided by Federal Law No. 17,139 and the regulations issued by the Argentine Secretary of Energy in its capacity of enforcement agency and, hence, that the Company is not subject to Neuquén Provincial Executive Decrees Nos. 225/2006 and 226/2006 or to any other provincial regulation issued or to be issued in the future that departs from, alters or amends the provisions of Law No. 17,319 and the related Department of Energy regulations.

In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at the rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of March 31, 2006, was 25.8%.  Production of natural gas in Peru is subject to a fixed royalty of 24.5%.

In Venezuela, and prior to the conversion of the operating agreements, as described in the note “Operations in Venezuela”,  those areas are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production. For the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 8.38 per barrel as of March 31, 2006, plus a capital fee for reimbursement of certain exploration and development investments. The agreement establishes an additional compensation as an incentive for additional production once the area reaches an accumulated production of 155 million barrels. During the first quarter of 2005, the consortium reached the accumulated production established by the agreement. This compensation is based on an additional rate per barrel, adjusted according to the variations in a basket of crude oil prices.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to incremental production, that covers investments and production costs plus a gross profit, which decreases in relation with the area profitability, up to a maximum tied to a basket of international oil prices.

Under the terms and conditions of the provisional agreements signed by Petrobras Energía Venezuela S.A., Coroil S.A., Inversora Mata S.A. and Petrolera San Carlos S.A. with PDVSA in September 2005, the total amount of accumulated payments to the contractors of Venezuelan joint ventures while they last should not exceed 66.67% of the total value determined in US dollars of the crude oil delivered.

In the future, the mixed-ownership companies organized with the purpose of continuing with the operation of the areas in Venezuela (see Operations in Venezuela) will be subject to royalty payments of 33.33% and, in addition, they will be required to pay an amount equivalent to any difference in short between 50% of the value of oil & gas sales during each calendar year and the sum total of royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues of the mixed-ownership companies. Each mixed-ownership company will be the operator of the areas and the crude oil produced will be required to be sold and delivered to PDVSA at market prices.

In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability. Oil and gas production in Bolivia are subject to royalties and direct taxes that, overall, represent 50% of the estimated wellhead value of such products, which is taken be the invoicing price less associated transportation expenses. The New Oil & Gas Law No. 3,058 became effective in Bolivia on May 19, 2005. Among other issues it provides for the migration of the shared-risk contracts to new ones in conformity with the premises established and introduces changes in the derivative products distribution business. In this context, in May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus effecting what it calls "the nationalization of oil and gas". Such decree provides that as from May 1, 2006, oil & gas companies are obliged to deliver in ownership to YPFB (the Bolivian government-owned oil company) their entire production of oil and gas for its commercialization. This Decree set a 180-day transition period for the oil companies to sign the new agreements, which require individual authorization and approval by the National Legislative Branch. The Ministry of Oil & Gas and Mining shall determine on a case-by-case basis the share that companies will be recognized by auditing investments, operating costs and profitability ratios. The current distribution of the oil & gas production value will be maintained during the transition period, in the case of fields which certified average production of natural gas for 2005 was lower than 100 million cubic feet per day.  The Colpa Caranda area is in this situation. The abovementioned decree also provides that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provides for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies, among which is Petrobras Bolivia Refinanción S.A. Due to the fact that the abovementioned decree has recently been issued and that there will be needed several instrumentation and application procedures, including the YPFB full restructuring, the Company’s Management is analyzing its effects. The assets in Bolivia represent about 2% of the Company's total assets.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on the crude oil quality factor. As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves.  Namely, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production.  For the other price ranges, a price scale was agreed upon.  The selling price of the Palo Azul crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of March 31, 2006, the Government's shares of the oil produced at the Pata and Palo Azul fields was 32.35% and 49.93%, respectively.

In April 2006, the Ecuadorian Government approved the Oil & Gas Reform Law, which assigns to the government an equity interest of at least 50% in the extraordinary revenues resulting from the increase in the price of Ecuadorian crude (effective monthly average price of FOB price) with respect to the average monthly sales price of such oil at the respective contracts' execution date, expressed in constant values as of the calculation date. As of the date of issuance of these financial statements the administrative order for such law remains to be issued; therefore, the impact of such legislation and regulations cannot be predicted.

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it has committed to invest at least US$ 97 million approximately in Lot X over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties that it charges to the Company for oil and gas extraction.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 526 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project. As of March 31, 2006, Petrobras Energía Perú S.A. had invested about US$ 62 million.

The Company has retained a portion of Block 31 in Ecuador to continue exploration, and has committed to performing an environmental impact study, as well as to registration, processing and interpretation of 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismic and the drilling of an exploratory well, representing an investment of about US$ 16 million.

With respect to its equity interest in the Tierra Negra area, in Colombia, the Company has undertaken commitments for about US$ 7 million to invest in exploration.

Additionally, the Company has undertaken an investment commitment related to its share in the Cañadón del Puma area for 50% of the total US$ 8 million commitment, to be completed by May 2006. As of March 31, 2006 the consortium had invested US$ 5 million.

Operations in Ecuador

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasumí, a highly-sensible environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the project related to the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free crude oil availability

Native and environmentalist groups made public statements against the Block 31 development, arguing that the oil and gas activity endangered the park biodiversity.

On July 7, 2005, the Ministry of the Environment did not authorize the beginning of certain construction works on the Tiputini river (boundary of Parque Nacional Yasumí), the temporary river path and denied the Company entry to Parque Nacional Yasumí. A constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of the Environment for the prohibition of entry into Parque Nacional Yasumí.  The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which has not yet pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía is negotiating with the appropriate authorities to find a solution that enables the Company to continue with the development plan of the Nenke and Apaika fields. In this regard, Petrobras Energía Ecuador filed with the Ministry of the Environment and the Ministry of Energy and Mining changes to the design of the development plan of these fields in Block 31, minimizing the national park use area. As of March 31, 2006, this situation had not yet been resolved.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, at a rate that covers OCP operating costs and financial services, among others.  As of March 31, 2006 this figure amounted to US$ 2.27 per barrel. The costs for the transportation capacity are billed by OCP and charged monthly to expenses. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than our committed transportation capacity. This presumption is based on the probability estimated for the Block 31 development and the new vision about the Block 31 reserves potentiality. Accordingly, from July 2004 to 2012, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets. As of March 31, 2006 the Company keeps an allowance for the Ecuador’s assets depreciation of 336.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, the Company should hold letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of March 31, 2006 the Company held letters of credit for a total amount of about US$ 128 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of our rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of 40% of the crude oil transportation agreement entered into with OCP. During the transition and until Block 31´s production reaches the above mentioned levels, only effective among the parties and subject to the terms and conditions mentioned above, Teikoku will assume the payment of 20% of such agreement as from July 1, 2006. In addition, and only with effect among the parties and subject to the agreed upon conditions, Teikoku will make a single payment for an additional 20% of the agreement for the shorter of the following periods: (a) from July 1, 2006, until Block 31 reaches the abovementioned production level; and (b) the consecutive 18 months prior to such production level.

Transportation agreement with Occidental Exploration and Production Company (“Oxy”)

In January 2005, the Company entered into a crude oil transport agreement with Oxy.  Under this agreement, the Company will be able to use a pipeline owned by Oxy to transport oil produced by Block 31 to OCP’s header, carrying approximately 25% of the production related to the proved reserves from Block 31. This agreement is subject to approval by the Ecuadorian Government.

The agreement is effective starting the thirty days from the beginning of operations in Block 31, or from January 2007, if it is previous, until July 2019.  A ship or pay clause is included in connection with a financial obligation for the amount of about US$ 10 million along the agreement duration.  To comply with the agreement, it will be necessary that Oxy facilities be expanded; this expansion will require an investment of about US$ 14 million.  This investment will be financed by Petrobras Energía Ecuador and will be reimbursed in the form of an offset to the transport rate to be paid, which will be about 0.7 US$/bbl -adjusted based on the type of crude oil transported. During the construction phase, a stand-by letter of credit for US$ 9 million will be granted.  The ship or pay obligation will be guaranteed by means of a stand-by letter of credit for US$ 2 million, which will be effective until the field produces 10,000 barrels per day.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered Petróleos de Venezuela, S.A. (“PDVSA”) to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by the Company to operate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas.  These instructions establish that all the necessary measures shall be taken within a six-month term to convert all operating agreements currently effective into mixed-ownership companies in which the Government will hold an ownership interest of over 50% through PDVSA. With regards to these agreements, the MEP has instructed PDVSA that the total amount of accumulated payments to contractors during the remaining life of the operating contracts shall not exceed 66.67% of the value of oil and gas produced under the related agreement.

During 2005, through different initiatives, PDVSA exercised a strong action on the effective operating agreements as a way to promote migration. Among other actions: (a) PDVSA approved a reduced amount of development investments for the Oritupano Leona area; (b) difficulties for the reception by PDVSA of the oil produced were verified; (c) partial payment in bolivares of the billings, departing from the stipulations of the operation contracts mentioned above, under which PDVSA is required to make these payments in US dollars; (d) the SENIAT (National Integrated Tax Administration Service) performed several tax inspections on the companies that operate the 32 oil operating contracts and, as their consequence, challenged prior tax filings; and (e) an increase in the income tax rate from 34% to 50%.

As a first instance, on September 29, 2005, Petrobras Energía Venezuela S.A. signed provisional agreements with PDVSA, whereby it committed itself to negotiating the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata, and also acknowledged the application of the 66.67% cap over the value paid to contractors. The provisional agreement for the Oritupano Leona area was signed subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and of the Petrobras Energía Participaciones S.A. Extraordinary Shareholders´ Meeting, which issued a favorable opinion in this regard.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed with Petróleos de Venezuela S.A. (PDVSA) and with Corporación Venezolana del Petróleo S.A. (CVP) respective Memorandums of Understanding (MoU) for the purpose of migrating the operating agreements over the areas Oritupano Leona, La Concepción, Acema and Mata to mixed-ownership companies. The MoUs referred to above provide that the private partners’ equity interests in the mixed-ownership companies will be 40%, with the remaining 60% to be held by the Venezuelan government.  The indirect equity interests of Petrobras Energía in the areas Oritupano Leona, La Concepción, Acema and Mata will be 22%, 36%, 34.5% and 34.5%, respectively. The migration will have economic effects as from April 1, 2006.

As stipulated in the MoUs, CVP will recognize a divisible and transferable credit in favor of the private companies that will participate in the mixed-ownership companies -- with respect to Petrobras Energía's equity interest it will amount to US$ 88.5 million --, which will not accrue interests and could be applicable to the payment of acquisition bonds in the framework of any new mixed-ownership company project for oil exploration and production activities, or of licenses for gas exploration and production operations in Venezuela.

In view of the new contractual framework, as of December 31, 2005, the Company booked allowances in the amount of 424 to adjust the book value of its assets in Venezuela to their recoverable value, out of which 255 relate to property, plant & equipment, 110 to deferred tax assets, and 59 to non-current investments. The terms of the MoU signed in March 2006 did not result in any changes to the allowance booked.

Due to the ownership structure and governance system defined for the mixed-ownership companies, as from their respective organization dates the Company will discontinue the line-by-line consolidation of the assets, liabilities, results of operations and cash flows of those investments.

As of March 31, 2006, the assets and liabilities related to the operations in Venezuela included in these financial statements are as follows:

Certain information from the income statement related to the operations in Venezuela for the three-month period ended March 31, 2006, is disclosed below.

7.   Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the three-month period ended March 31, 2006, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and Empresa Nacional de Petróleo (ENAP), and sales to such entities represented about 15%, 8%, 4% and 2%, respectively, of sales for such period, before deducting export duties.

Sales for the three-month period ended March 31, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Petrobras International Finance Co. and ENAP, and sales to such entities represented about 11%, 6%, 3% and 3%, respectively, of sales for such period, before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and the Company’s Management considers that such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8.    Inventories

     The breakdown of current and non-current inventories as of March 31, 2006 and December 31, 2005, is as follows:

9.   Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments as of March 31, 2006 and December 31, 2005, the equity in earnings of affiliates and dividends collected from affiliates for the three-month periods ended March 31, 2006 and 2005, are as follows:

a)   Investments

b)   Equity in earnings of affiliates

c)   Dividends collected from affiliates

I.    Petrobras Energía´s corporate reorganization

On November 12, 2004, the Boards of Directors of Petrobras Energía, Eg3 S.A. ("Eg3") and Petrobras Argentina S.A. ("PAR"), and the Management of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the preliminary agreement for the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies would be considered incorporated into Petrobras Energía.

The abovementioned merger was approved by the Special Shareholders’ Meetings of PESA, EG3, PAR and by the Special Partners´Meeting of PSF held on January 21, 2005. On March 3, 2005, the final merger agreement was subscribed.

As the result of the merger, (a) Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at Argentine pesos 1,009,618,410. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

Petrobras Energía recorded the effects of the corporate reorganization indicated in Note 1 in accordance with the pooling-of-interest method described in Technical Resolution No. 18 of the FACPCE.

Although Generally Accepted Accounting Principles effective in Argentina and IFRS, which are applied on a suppletory basis, refer to business combinations, they do not deal with such transactions when carried out among companies of the same economic group. IFRS establish that in case that a situation or topic is not subject of an International Accounting Standard, management could consider other standards-issuing institutions´ pronouncements that apply similar frameworks, as well as other accounting literature and general practices accepted by different sectors of activity, insofar as they are not inconsistent with IFRS framework.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date.

II.   Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a)    Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)   Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c)   Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by CNDC for the acquisition by Petrobras Participaciones SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electrical power sector and the concession contract thereof. The commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense when approving the change in the ownership interest.  The commitment should be overseen by the Argentine Electrical Power Regulatory Agency and approved by the Argentine Energy Department.  Through Resolution No. 941, this department abrogated the deadline and determined that Petrobras Energía had to file a divestment plan for the interest in Citelec, and it will be required to report on the progress made on a quarterly basis. Fulfilling the disposed by the Resolution N° 941, as of August 5, 2005 Petrobras Energía presented to the Argentine Energy Department the plan to divest completely from the equity interest in Citelec. Consequently, as of March 31, 2006 this investment is presented as a current investment.

d)     Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the Concession Agreement.  Any transfer of shares requires ENRE’s prior authorization.

e)    Enecor S.A.

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement. Prior authorization from the ENRE is required for any transfer of shares.

In July 2005, the DPEC (Provincial Energy Department of Corrientes) decided not to consent to any payment to Enecor S.A. by virtue of the electroduct contract and demanded that contract guarantors abrogate the irrevocable guarantees posted in due time. Consequently, Enecor S.A. went through the suspension of not only the royalty payment but also the guarantees posted in its favor. As a result of this action, Enecor S.A. demanded that the DPEC and the guarantors pay the royalties due and payable and to refrain from amending the electroduct contract and the guarantee system. Furthermore, constitutional actions for the enforcement of rights were filed against the entities involved in view of the apparent unlawfulness of their resolutions. On September 21, 2005, the ENRE was requested to become involved as enforcement authority of the electroduct contract. The ENRE notified the DPEC of the filing.

According to Enecor S.A.’s legal counsel, the behavior of the DPEC and the guarantors is apparently unlawful and arbitrary, and implies a clear noncompliance by these entities with the obligations and commitments assumed in due time. As a consequence of the current status of DPEC actions, as mentioned above, and the uncertainty regarding the resolution of such controversy, as of March 31, 2006, the Company booked an allowance in the amount of 4 in order to write down the book value of the investment to its recoverable value.

 III.    Situation of the interests in public utility companies

The scenario after enactment of the Law on Public Emergency significantly changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, CIESA, TGS and Transener suspended the payment of their financial debts. TGS and Transener restructured their financial debt through their own processes, which were accepted by about 99.8% and 98.8% of the related creditors, respectively. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that Ministry of the Economy renegotiate the agreements executed with public utilities. The Ministry of the Economy should submit a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congressional bicameral commissions.

To allow the preservation of the public services provision, and considering the renegotiation process already underway, the Executive Branch of Government issued Decree No. 146/03, authorizing an increase in gas and electrical power rates. The ombudsman and consumer associations objected the increase in rates. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy & Production, and of Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, the Argentine Congress passed a bill establishing the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of the Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  This law will also allow the Executive Branch of Government to fix public utility rates until the completion of the renegotiation process. Subsequently, Law No. 26,077 again extended the term for renegotiating public works and utilities contracts until December 31, 2006.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that it does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts taking effect during 2006. The Company stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms. In June and November 2005, TGS received two new proposals from the UNIREN, which was made in conformity with the previous one and incorporating as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholders in CIESA, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that would only consider waiving it should it be fairly compensated.

On May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. After fulfilling several steps, the memorandums of understanding were ratified by the Executive Branch in November 2005.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. The document establishes that from the execution of the Letter of Understanding through June 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec regarding a change in its interest or the sale of its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement. As of the date of issuance of these financial statements, the Memorandum of Understanding is in the process of being approved by the Federal Executive Branch.

It is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on the companies’ results of operations and financial position.

As of March 31, 2006, the book value of the equity interests in CIESA, Distrilec and Citelec amounted to 153, 549 and 143 (net of adjustments made to adapt  Ciesa, Distrilec and Citelec’s valuation method to those of the Company of (248), (112) and (86), respectively, and 82 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 59. As of December 31, 2005, the valuation of the equity interests in CIESA, Distrilec and Citelec amounted to 142, 546 and 143 respectively (net of adjustments made to adapt  Ciesa , Distrilec and Citelec’s valuation method to those of the Company of (250), (113) and (86), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest). Additionally the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section IV). The book value of the equity interest in Citelec was exposed net of a valuation allowance, at its recoverable value of 59.

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA and TGS, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and the CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. Such methodology has been consistently applied through June 30, 2005, in estimating the recoverable value of the investment in Citelec, by considering the listed price of the Transener’s shares. As from September 30, 2005, by virtue of the filing of the plan contemplated for the divestiture (see Section I), the shares held in Citelec were valued up to the cap of the recoverable value determined based on the probable net realizable value.

IV.    CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers. On August 29, 2005, after the relevant regulatory authorities’ approvals, Enron transferred 40% of the shares issued by CIESA to a trust and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock) to Enron. In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the remaining shares held by the latter in CIESA.

Once the debt restructuring is completed (Note 10.V), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

10.   Financing

The detail of debt as of March 31, 2006 and 2005, is as follows:

I.    Petrobras Energía’s Global Programs of nonconvertible notes

a) US$ 2.5 billion program

Petrobras Energía S.A. keeps a global corporate bond program, for the term of five years counted starting May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of March 31, 2006, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-      Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-      Class G, for a face value of US$ 250.1 million maturing in January 2007 at a 9% annual rate.

-      Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

-      Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

-     Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.  As of March 31, 2006, the amount of US$ 87.4 million is effective in this class.

-    Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of March 31, 2006, as they were not completely exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

-     Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%.

b) US$1.2 billion program

As of March 31, 2006, under the medium-term Global Program whose date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of all the corporate notes under both programs were used to refinance liabilities, and increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within the “Other receivables” account.

II.    Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of Petrobras Energía is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants.

III.    Financing of the Genelba Electric Power Generation Plant

The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. These loans may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder may be settled with the use of cash inflows. As of March 31, 2006, the amounts outstanding from the financing of the plant were US$ 20 million, of which US$ 10 million is related to a contract which contains restrictive covenants, including a restriction on selling or leasing more than 40% of the plant during the period in which the debt is outstanding.

IV.   . Edesur Indebtedness

On October 5, 2004, Edesur –under its medium-term debt-securities issuance program– issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5 and Class 6.

The Class 5 corporate notes, with a term of 18 months, were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per year. As of March 31, 2006 the amount of 8 is effective in this class.

The Class 6 notes, with a term of 3 years, were issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per year, plus a differential margin of 3% per year.

Edesur will apply the net proceeds from this issuance to refinancing its financial liabilities.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements.

V.     CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.III), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, in the amount of US$ 256 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 millions at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors.

TGS, through a global rescheduling process of its financial indebtedness, which ended on December 12, 2004, rescheduled about 99.76% of its financial debt. The creditors that accepted the proposal received (i) a cash payment equivalent to 11% of the outstanding principal amount, (ii) new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with quarterly amortization terms of 6 and 9 years respectively and a grace period of six years for tranch B, accruing interest rates ranging from 5.3% to 10%, and (iii) a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

The new debt has an early amortization clause, the application and amount of which, as the case may be, depends on the consolidated debt coefficient, the liquidity level and certain payments to be made subsequently by TGS.

VI.   Detail of long-term debt

Long-term debt as of March 31, 2006 is made up as follows:

The maturities of long-term debt as of March 31, 2006, are as follows:

11.   Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electrical power generation in Argentina.

Petrobras Energía contributes to this fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The total nominal value of the revenues contributed as of March 31, 2006, amounted to 77. The final amount will depend, among other factors, on water conditions, the Company’s generation units delivered by CAMMESA and the resulting energy prices.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each, expecting to start operating gas turbines at the end of the year 2007 and the complete combined cycles in the middle of 2008. Petrobras Energía will hold an estimated interest of about 10% in the Combined Cycles, which will be determined accurately when the construction of the power plants is concluded. After the start up of such plants, the amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at through LIBOR  plus 1% per year, shall be reimbursed in 120 monthly installments.

Two trusts will be created within CAMMESA’s sphere to purchase, acquire and operate the plants and an international call for bids for a turnkey agreement was launched. These plants will be subject to a 10-year contract for the supply of electrical power with CAMMESA, with a price covering all their costs and the payments to the FONINVEMEM.

12.   Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

(1)   421 are presented in the non-current “Other receivables” line and 1,432 are presented in the non-current “Taxes payable” line.

(2)   400 are presented in the non-current “Other receivables” line and 1,371 are presented in the non-current “Taxes payable” line.

(3)   Upon the issuance of the annual financial statements, the Company’s Management evaluates the recovery of tax loss carryforwards taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent-year tax history. All the evidence available both positive and negative is duly weighted and considered in the analysis.

The reconciliation of the tax provision at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

13.   Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

a)   Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these requirements are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

b)   TGS stamp tax

As of the date of issuance of these financial statements, TGS is party to a claim by the Tax Bureau of the Province of Río Negro for stamp tax purportedly due on the contracts transferred by GdE and service provision offers between TGS and its customers. The total amount claimed is 438 (including fines and interest calculated as of the date of each claim). Additionally, the Tax Bureau of the Province of Neuquén maintains a claim against TGS for stamp tax due on service provision offers between TGS and its customers. The total amount claimed is 219 (not including fines and interest). In each case, TGS filed adminstrative appeals before the respective Provincial Tax Bureau. Subsequently, TGS petitioned the Supreme Court of Justice of the Nation (“SCJN”) for declaratory judgments on the legitimacy of the provincial claims.  The SCJN granted the precautionary measure requested and ordered the provinces´ Tax Bureaus to abstain from any acts aimed at collecting the stamp tax until the court had ruled on the basic issue.

In November 2005, the Argentine Supreme Court dismissed the Province of Rio Negro’s right to levy taxes on the transportation offers and contracts. In addition, the Neuquén DGR (Provincial Tax Authorities) dismissed its claim through Resolution No. 705/05.

c)   Value-added tax on operations in Ecuador

As of March 31, 2006, the Company -as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorian tax authorities ("SRI"), which is based on the VAT to be reimbursed upon exporting oil. The SRI has issued notice that it will not make the reimbursement because it considers that such item had already been considered when determining the parties respective shares of the oil produced. The resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil producing and exporting companies in this same dispute with the Ecuadorian Government. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorian Government has objected to the arbitration and considered it void.  On August 11, 2004, the Ecuadorian National Congress passed a VAT interpretation law, which provides that the reimbursement of the tax is not applicable to the oil industry. During February 2006, the international arbitration requested by an oil company was awarded in favor of the Ecuadorean Government.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT. Notwithstanding, and without constituting a waiver of its legitimate rights, as of March 31, 2006, the Company recorded a 96 allowance related to these receivables (included in Note 13).

d)   Tax issues

The AFIP filed a claim to collect the tax on the transfer of fuels, which, according to tax authorities, would be levied on the import of benzene without considering that it will be used for petrochemical purposes. The total amount claimed, including interest, is 150.  Company’s Management and its legal counsel consider that there are legal reasons to assert that such a claim is not valid, and it filed a brief challenging the validity. Company’s Management based its position on the law regulating the tax, which sets forth exemptions for transfers made for a valuable consideration or gratuitously for the chemical and petrochemical industries, notwithstanding whether it is purchased locally, imported or manufactured by the Company itself.

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14.   Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of March 31, 2006, which are not disclosed in the remaining notes, amount to 49.

In addition, as of December 31, 2005, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6)

15.    Contribution, benefit pension and stock option plans of Petrobras Energía

a)    Retirees and Pensioners Fund

Supplementary Pension Plan for Personnel

In November 2005, the Board of Directors of Petrobras Energía approved the implementation of a defined voluntary contributions plan for all of the Company’s employees.  Through this plan, Petrobras Energía will make contributions to a trust to be constituted. Such contributions will be related to amounts equivalent to the contributions made by the participating employees to a mutual fund or AFJP, at their choice, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by the Company. The employees adhering to the plan upon the launch thereof will be entitled to choose, one time only, to make retroactive contributions as of January 1, 2004, or as of the date they started working at Petrobras Energía, which ever is most recent.

In addition to the plan described above, the Company will implement a benefit policy for all its employees, which will consist of granting, upon retirement, a one-month salary per years of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the Supplementary Pension Plan for Personnel.

As of March 31, 2006, related to the estimated obligation for this plan, Petrobras Energía kept a liability of 8 and recognized a loss of 1.

Compensatory Fund

All employees of the Petrobras Energía who take part without interruption in the defined contribution plan effective at each opportunity, that have joined the Company prior to May 31, 1995, and who have reached a certain number of years of service, are participants in this defined benefit plan. The employee benefit is based on the last computable salary and years of service of each employee included in the fund.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. The Company determines the liability related to this plan by applying actuarial calculation methods. The assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  For this reason, theassets are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of March 31, 2006, the most relevant actuarial information on the defined-benefits pension plan is as follows:

According to its By-laws, Petrobras Energía contributes to the fund through a contribution proposed to the Shareholders' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

b)   Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

 i    5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of March 31, 2006 the exercised options amounted to 4,748,377, almost entirely in cash.

*

ii.    596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of March 31, 2006 the exercised options amounted to 479,349, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights from the dates mentioned above, until March 5, 2007.

2000 Plan

i.    3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of March 31, 2006 the exercised options amount 2,854,465, almost entirely in cash.

ii.   352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”). As of March 31, 2006 the exercised options amounted to 331,722, almost entirely in cash.

Beneficiaries of this plan will be entitled to exercise their rights from the dates mentioned above, until May 29, 2006.

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly 0 and 7 were charged to operating expenses for the three-month periods ended March 31, 2006 and 2005, respectively.

16.    Capital stock and restrictions on unappropriated retained earnings

As of March 31, 2006 the Company's capital stock totaled $2,132,043,387. The following table presents the changes in capital stock in the last three fiscal years:

	December, 31
	2005	2004	2003

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to outstanding legal provisions, 5% of the net income of the fiscal year should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of capital stock.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17.    Other receivables, other liabilities, other operating income, other expenses, net and supplemental cash flow information.

 (1)

To ensure completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of March 31, 2006 the Company accrued a profit of 21.

(2)  Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

18.   Balances and transactions with related companies

The outstanding balances from transactions with related companies as of March 31, 2006 and December 31, 2005 are as follows:

The main transactions with affiliates for the three-month periods ended March 31, 2006 and 2005 are as follows:

19.   Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)  The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b)   The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and Bahía Blanca, its gas stations and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)   The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

d)   Gas and Energy. The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A. The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

The following information shows total assets and net sales by geographic area.

20.   Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2005 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21.    Subsequent events

Decisions of the Ordinary General Shareholders’ Meeting

The Ordinary General Shareholders Meeting held on April 28, 2006, in accordance with the proposal made by the Board of Directors, appropriated retained earnings as of December 31, 2005, as follows: 68 to the Legal Reserve and 545 carried over to unappropiated retained earnings of the new fiscal year. The amount appropriated to the Legal Reserve includes 37 related to the pending reimbursement of the decrease in such reserve that had been approved by the Regular General Shareholders’ Meeting held on April 4, 2003.

Agreement to exploit the Argentine Sea

In May 2006, Petrobras Energía, together with the companies Energía Argentina S.A. (Enarsa), YPF S.A. and Petrouruguay S.A. signed an Association Agreement whereby they set up a consortium to explore, develop, operate and sell the oil & gas from two offshore areas in the Colorado Marina basin, on the  Argentine continental shelf, denominated ENARSA 1 (E1) and CCM2.

Petrobras Energía will hold a 25% interest in the consortium. The consortium has planned 3D-seismic prospecting work that will require investments of about US$ 20 million.

22.    Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)   Property, plant and equipment.

b)   Equity in affiliates

c)    Costs of sales.

d)    Foreign currency assets and liabilities.

e)    Consolidated detail of expenses incurred and depreciation.

f)     Information about ownership in subsidiaries and affiliates.

g)    Oil and gas areas and participation in joint ventures.

h)    Combined joint ventures and consortia assets, liabilities and results.

a)    Property, plant and equipment as of March 31, 2006

(Stated in millions of Argentine Pesos - See Note 2.c)

- # -

b) Equity in affiliates as of March 31, 2006 and December 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the years ended March 31, 2006 and 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of March 31, 2006 and December 31, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

EU

Millions of Euros

e) Consolidated detail of expenses incurred and depreciation for the three-month periods ended March 31, 2006 and 2005

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of March 31, 2006

g) Oil and gas areas and participation in joint-ventures as of March 31, 2006

NAME	LOCATION	WORKING INTEREST (2)	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández - U.T.E.	Mendoza and Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	Petrobras Energía	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2024
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas S.A.	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	Petrobras Energía	2016
Santa Cruz I - U.T.E.	Santa Cruz	71.00%	Petrobras Energía	2016 / 2023
Sierra Chata	Neuquén	19.89%	Petrobras Energía	2020
Atamisqui	Mendoza	100.00%	Petrobras Energía	2016
Refugio Tupungato	Mendoza	100.00%	Petrobras Energía	2016
Atuel Norte	Mendoza	50.00%	Tecpetrol S.A.	2016
La Tapera - Puesto Quiroga	Chubut	21.95%	Tecpetrol S.A.	2016
El Tordillo	Chubut	21.95%	Tecpetrol S.A.	2016
Aguaragüe	Salta	15.00%	Tecpetrol S.A.	2017
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	55.00%	Petrobras Energía Venezuela	2014
Acema	Venezuela	86.23%	Petrolera Coroil	2017
La Concepción	Venezuela	90.00%	Petrobras Energía Venezuela	2017
Mata	Venezuela	86.23%	Petrolera Mata	2018
Lote X	Perú	100.00%	PE Perú	2024
Bloque 18	Ecuador	70.00%	Ecuadortlc	2022
Bloque 31	Ecuador	100.00%	Petrobras Energía	2024
Exploration				
Argentina				
Glencross (1)	Santa Cruz	96.68%	Petrobras Energía	
Santa Cruz I - Oeste	Santa Cruz	100.00%	Petrobras Energía	2006
Santa Cruz II - Oeste (1)	Santa Cruz	100.00%	Petrobras Energía	2005
Cerro Hamaca (3)	Mendoza	39.64%	Petrobras Energía	2004
Gobernardor Ayala (3)	La Pampa	22.51%	Petrobras Energía	2004
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Puesto Zúñiga	Rio Negro	100.00%	Petrobras Energía	2008
Coiron Amargo	Neuquén	100.00%	Petrobras Energía	2006
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge S.R.L.	2010
Parva Negra (4)	Neuquén	47.63%	Petrobras Energía	2001
Cerro Manrique (5)	Rio Negro	50.00%	Petrobras Energía	
Foreign				
Tierra Negra	Colombia	10.00%	Petrobras Colombia Ltd.	2006
San Carlos	Venezuela	50.00%	Pet. San Carlos	2005
Tinaco	Venezuela	50.00%	Petrobras Energía Venezuela	2005
Lote 57	Peru	35.15%	Petrobras Energía Perú	2010
Lote 58	Peru	100.00%	Petrobras Energía Perú	2012
Lote 110	Peru	100.00%	Petrobras Energía Perú	2012
Lote 112	Peru	100.00%	Petrobras Energía Perú	2012
Lote 117	Peru	100.00%	Petrobras Energía Perú	2013

(1) Petrobras Energía has requested that the lot be declared operational with commercial operation held in suspense

(2) Indirect interest through Petrobras Energía and its subsidiaries

(4) The granting of the lots exploitation concession is under progress.

(5) The request to extend the exploitation with comercial operation held in suspense was rejected. The granting of the concession is under progress.

(6) The granting of the exploration permit is under progress.

h) Combined joint-ventures and consortia assets and liabilities as of March 31, 2006 and December 31, 2005 and results for the three-month periods ended March 31, 2006 and 2005.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 06/01/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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